

3rd Quarter Earnings Conference Call
October 29, 2010

   



Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco Holdings' intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco Holdings' control and may cause actual results to differ materially from those contained in forward-looking statements: prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; general economic conditions, including potential negative impacts resulting from an economic downturn; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence PHI's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and credit and capital market conditions; and effects of geopolitical events, including the threat of domestic terrorism. Any forward-looking statements speak only as to the date of this presentation and Pepco Holdings undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco Holdings to predict all such factors, nor can Pepco Holdings assess the impact of any such factor on Pepco Holdings' business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Distribution Rate Case –
Pepco Maryland Decision



(Millions of Dollars)	Pepco MD Electric Rate Case	
	Final Position	Approved
Date	5/21/10	8/6/10
Rate Base	$924.1	$906.0
Equity Ratio	48.73%	48.87%
Return on Equity	10.75%	9.83%
Revenue Requirement	$28.2	$7.8
Residential Total Bill % Increase		0.5%
New Rates Effective		7/29/10

Maryland Order Summary

– Revenue requirement – final position	$28.2
Reduce ROE to 9.83%	(7.0)
Denial of post test year expenses and other items	(7.0)
Depreciation/amortization related (no earnings impact)	(6.4)
– Revenue increase per order	$7.8

Application for Rehearing filed 9/2/10

	Revenue Impact
– Request corrections to formulas calculating annual cost of removal	$4.7
– Reconsider proposed ratemaking adjustments for reliability expenditures	$2.3
– Reconsider proposed ratemaking adjustments for Enhanced Vegetation Management costs	$1.5

Distribution Rate Cases – Pending Delmarva Power – Electric



(Millions of Dollars)	DPL DE Electric Case - Docket 09-414			
	DPL [1]	Hearing Examiner	Staff [1]	DPA [1][4]
Adjusted Rate Base	$461.3	$427.3 [3]	$427.9	$401.7
Equity Ratio	47.52%	47.52%	47.52%	47.52%
Return on Equity [2]	10.75%	8.50%	8.50%	7.52%
Revenue Requirement	$24.2	$6.3 [3]	$6.4	($4.6)
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9			

Commission expected to consider case at meeting scheduled for November 10, 2010

(1) Brief filing position
(2) Recommended return on equity without revenue decoupling is 11.00% for DPL, 9.50% for Hearing Examiner and Staff and 9.58% for DPA
(3) Company calculation
(4) Division of Public Advocate

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases – Pending Delmarva Power – Gas

	DPL DE Gas Case - Docket 10-237		
	DPL [1]	Staff	DPA [2]
Adjusted Rate Base	$238.7	TBD	$202.6
Equity Ratio	48.28%	48.28%	48.28%
Return on Equity	11.00% [3]	8.25%	7.17%
Revenue Requirement	$10.2	TBD	($4.7)
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.5		

Procedural Schedule	
Initial Filing Date	7/2/10
Staff/DPA Testimony	10/28/10
Rebuttal Testimony	12/1/10
Evidentiary Hearings	1/18 – 1/19/11
Initial Briefs	2/7/11
Reply Briefs	2/16/11
Expected Timing of Decision	April 2011

- Interim rate increase of $2.5 million put into effect August 31, 2010, subject to refund

- Balance of requested increase may be put into effect February 2, 2011, subject to refund

(1) Current filed position as of 10/11/10
(2) Division of Public Advocate
(3) Recommended return on equity position without revenue decoupling is 11.25%

Note: See Safe Harbor Statement at the beginning of today's presentation.

4

Distribution Rate Cases – The Next Cycle

Pepco Holdings, Inc

Preliminary Filing Cycle	Tentative Filing Date
– Delmarva Power MD	Late 2010/Early 2011
– Pepco MD	Spring 2011
– Pepco DC	Summer 2011
– Atlantic City Electric NJ	Summer 2011
– Delmarva Power DE - Electric	Summer 2011
– Delmarva Power DE - Gas	Early 2012

- Filing cycle may be altered by financial projections and other considerations

Note: See Safe Harbor Statement at the beginning of today’s presentation.

MAPP Construction Expenditures – Revised for 2015 In-Service Date



(Millions of Dollars)	2008 A	2009 A	2010 F	2011	2012	2013	2014	2015	2016	TOTAL [2]
Previous Forecast										
Delmarva Power	$1	$8	$17	$117	$116	$183	$176	$55	–	$673
Pepco	5	22	7	129	201	114	70	–	–	548
TOTAL	$6	$30	$24	$246	$317	$297	$246	$55	–	$1,221
Current Forecast [1]										
Delmarva Power	$1	$8	$12	$51	$146	$138	$74	$60	–	$490
Pepco	5	22	18	112	216	166	139	45	8	731
TOTAL	$6	$30	$30	$163	$362	$304	$213	$105	$8	$1,221
Increase/(Decrease)	–	–	$6	($83)	$45	$7	($33)	$50	$8	–

(1) Reflects current June 2015 in-service date

(2) Shift of $183 million of construction expenditures from Delmarva Power to Pepco in the current forecast is based on the final route selected for the Chesapeake Bay crossing

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint – Project Status by Jurisdiction

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

| | Pepco | | Delmarva Power | | Atlantic City Electric |
	DC	MD	MD	DE	NJ
Decoupling	Implemented November 2009	Implemented June 2007	Implemented June 2007	To be implemented following resolution of the electric distribution base rate case, 4Q2010*	Filed request for approval, August 2009
Forecasted 2010 % of Distribution Revenue	24%	42%		13%	21%
Advanced Metering Infrastructure	Meter installation underway (to be completed 4Q2011), regulatory asset approved	Meter deployment approved (subject to implementation of PSC-approved customer education/communication plan), regulatory asset approved	Meter deployment pending (subject to PSC approval of adjusted business case and implementation of PSC-approved customer education/communication plan)	Meter installation underway (to be completed 1Q2011), regulatory asset approved	Deferred
Energy Efficiency and Demand Response Programs	Demand response proposal pending. Sustainable Energy Utility (SEU) to be established for energy efficiency	Demand response and energy efficiency programs approved, recovery through a surcharge	Demand response and energy efficiency programs approved, recovery through a surcharge	Demand response approved as part of AMI. Energy efficiency managed by SEU	Demand response programs approved, recovery through a surcharge
Innovative rate structure	Dynamic pricing proposals pending	Critical Peak Rebate form of dynamic pricing approved	Critical Peak Rebate form of dynamic pricing approved pending AMI deployment authorization.	Dynamic pricing proposals pending	Deferred

*   **DPL - DE Gas decoupling to be implemented following base rate case decision expected in April 2011**

Note: See Safe Harbor Statement at the beginning of today's presentation.

7

BWI Thurgood Marshall Airport Project

PES signed a $21 million energy performance contract with the Maryland Aviation Administration (MAA) for the BWI Thurgood Marshall Airport in Maryland



- **Project**

  – PES will implement 13 energy conservation measures

  – The scope covers 30 airport buildings, including the main terminal (9 million square feet)

  – Installation of more than 1 acre of solar power generation equipment



- **Construction schedule**

  – Construction began in September 2010; estimated completion is December 2011



> **The project allows MAA to beat its 15% energy reduction goal set by the EmPOWER Maryland Initiative**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items



Net Earnings from Continuing Operations
(Millions of dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Reported (GAAP) Net Earnings from Continuing Operations	$21	$104	$125	$184
Special Items:				
• Debt extinguishment costs, including treasury lock hedge	81	–	81	–
• Restructuring charge	8	–	8	–
• Effects of Pepco divestiture-related claims	6	–	6	–
• Mirant bankruptcy settlement (net of customer sharing)	–	(16)	–	(24)
• Maryland income tax benefit, net of fees	–	(11)	–	(11)
Net Earnings from Continuing Operations, Excluding Special Items	$116	$77	$220	$149

Earnings per Share from Continuing Operations	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Reported (GAAP) Earnings per Share from Continuing Operations	$0.09	$0.47	$0.56	$0.84
Special Items:				
• Debt extinguishment costs, including treasury lock hedge	0.36	–	0.36	–
• Restructuring charge	0.04	–	0.04	–
• Effects of Pepco divestiture-related claims	0.03	–	0.03	–
• Mirant bankruptcy settlement (net of customer sharing)	–	(0.07)	–	(0.11)
• Maryland income tax benefit, net of fees	–	(0.05)	–	(0.05)
Earnings per Share from Continuing Operations, Excluding Special Items	$0.52	$0.35	$0.99	$0.68

Financial Performance – Drivers



	3rd Quarter	Sept. 30 YTD
2009 Earnings Per Share from Continuing Operations, excluding special items*	**$0.35**	**$0.68**
Power Delivery		
Distribution Revenue – Rate Increases	0.04	0.08
Distribution Revenue – Weather	0.04	0.05
Distribution Revenue – Other (customer usage/growth)	0.01	0.05
Network Transmission Revenue	0.03	0.07
ACE Basic Generation Service (primarily unbilled revenue)	0.01	0.04
Operation and Maintenance Expense	(0.02)	(0.04)
Depreciation	(0.01)	(0.03)
Income Tax Adjustments	(0.01)	(0.07)
Other	0.01	0.04
Pepco Energy Services	(0.03)	(0.01)
Other Non-Regulated	0.01	(0.01)
Corporate and Other		
Income Tax Adjustments	0.06	0.12
Interest Expense	0.03	-
Other	-	0.02
2010 Earnings Per Share from Continuing Operations, excluding special items*	**$0.52**	**$0.99**

*   See GAAP reconciliation on slide 9



Earnings Guidance and Outlook

Earnings Per Share Ranges

The revised guidance range represents:

- **Strong Power Delivery operating performance through the first nine months of 2010**

- **The impact of hot summer weather on electric distribution revenue in certain jurisdictions**

- **Partially offset by the effects of a much higher level of storm activity in 2010, compared to 2009**



Reflects earnings per share from ongoing operations

(GAAP results excluding special, unusual or extraordinary items)

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI Debt Refinancing

- On October 1, 2010, PHI issued $250 million of 2.7% notes due October 1, 2015
- A portion of proceeds was used on October 13, 2010 to repurchase $40 million of 6.125% notes due 2017
- Remaining proceeds will be used in November 2010 to redeem $200 million of 6.0% notes due 2019 and $10 million of 5.9% notes due 2016
- Annual earnings impact, beginning in 2011, is lower interest expense of approximately $0.02 per share



Note: See Safe Harbor Statement at the beginning of today's presentation.